Exhibit 99.1

Opera Announces Adoption of a Recurring Cash Dividend Program and Initial Semi-Annual Dividend of $0.40 per ADS

OSLO, Norway, June 14, 2023 /PRNewswire/ -- Opera Limited (NASDAQ: OPRA) (“Opera”), one of the world’s major browser developers and a leading internet consumer brand, today announced that its Board of Directors has adopted a recurring semi-annual cash dividend program for holders of Opera’s ordinary shares as well as American Depositary Shares (“ADSs”), each representing two ordinary shares.

Lin Song, Co-CEO, commented: “Opera has a proven track record of driving profitable growth, and we remain disciplined in generating healthy cash flows. Establishing a regular, recurring dividend enables Opera to continue sharing the benefits of a scaling business with its shareholders.”

Opera’s first semi-annual dividend under the program will be $0.40 per ADS. Payment will be made to shareholders of record as of the close of business on June 30, 2023 (the “Record Date”). Dividends to be paid to the holders of ADSs through the depositary bank, The Bank of New York Mellon, will be subject to the terms of the deposit agreement. The Company expects the depositary bank to distribute dividends on or about July 12, 2023.

The aggregate amount of this initial dividend is approximately $36 million, based on a total of 89.9 million ADS equivalents outstanding as of May 31, 2023. Opera’s cash expense will, however, be limited to approximately $11 million, which relates to holders of ADSs only. The remaining $25 million that relates to ordinary shares and would otherwise be payable to Opera’s majority shareholder, Kunlun Tech Limited (“Kunlun”), will be offset against Opera’s remaining $57.2 million present value receivable from Kunlun following the sale of Opera’s former stake in Star Group Interactive Inc. (“StarX”). Future dividend payments on Kunlun’s ordinary shares in Opera will also be offset until the StarX receivable with interest is fully satisfied.

Opera intends to pay regular semi-annual dividends, with each payment subject to the approval of Opera’s Board of Directors.The form, frequency and amount of future dividends will depend upon Opera’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that Opera’s Board of Directors may deem relevant.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “may,” “expect,” “believe,” “anticipate,” “intend,” “aim,” “estimate,” “intend,” “seek,” “plan,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to,” “future” and similar statements. Among other things, management’s quotations contain forward-looking statements. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which it operates. Potential risks and uncertainties include, but are not limited to, those relating to: the duration and development of the conflict in Ukraine and related economic sanctions, as well as resulting changes in consumer behaviors; the outcome of regulatory processes or litigation; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company’s expectations regarding demand for and market acceptance of its brands, platforms and services; Company’s expectations regarding growth in its user base, user retention and level of engagement; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies, products and services and/or upgrade its existing technologies, products and services; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which the Company has business. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a global web innovator. Opera's browsers, gaming, Web3 and news products are the trusted choice of hundreds of millions of users worldwide. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA). Download the Opera browser from www.opera.com.

Learn more about Opera at investor.opera.com or on Twitter @InvestorOpera.

Investor Relations Contact:

Matthew Wolfson

investor-relations@opera.com or (+1) (917) 348-6447

For media enquiries, please contact: press-team@opera.com